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David L. Hausrath Senior Vice President & General Counsel	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-4711, Fax: 859 815-5053

September 29, 2008

Ms. Jennifer Hardy, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:          Ashland Inc.
Registration Statement on Form S-4
Commission File No. 333-152911

Dear Ms. Hardy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ashland Inc. (the “Company”) hereby requests that the effectiveness of its above-referenced Registration Statement on Form S-4 be accelerated to noon, Washington, D.C. time, on October 1, 2008 or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

ASHLAND INC.

By: /s/ David L. Hausrath_________________________________
David L. Hausrath
Senior Vice President and
General Counsel

cc:           Jeffrey J. Margulies, Esq.